MANAGEMENT’S DISCUSSION And ANALYSIS FOR THE THREE-MONTH PERIOD ENDED MAY 31, 2009

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month periods ended May 31, 2009 and 2008. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2009, and results of operations, including the section describing the risks and uncertainties. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Forward-Looking Statements

This document may contain forward-looking statements reflecting management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

Exploration activities

Activities Summary

During the three-month period ended May 31, 2009, exploration costs totalled $519,000 in comparison with costs of $4,754,000 for the preceding comparative period. The Company has been active mainly on the Coulon project where it has completed, with the support of an independent qualified person, a 43-101 compliant initial resource estimate. To a lesser extent, it was also active with its partner Breakwater Resources Ltd. (“Breakwater”) on the Lac Gayot project where it has proceeded with a new logging of drill cores from previous work. The Company was also quite active on developing new partnerships and preparing exploration programs to come in the summer of 2009 on several of its projects.

Coulon Property

During the period, the Company announced a National Instrument 43-101 compliant, initial mineral resource estimate for its Coulon property, located in James Bay, province of Quebec. The Coulon property consists of 2,329 mineral titles covering a surface area of 1,155 square kilometres (115,507 ha) and is situated approximately 15 kilometres north of the Fon tanges airport. The property and the mineralized lenses are accessible all year long by a road linked to the Trans-Taïga Highway. A hydroelectric power dam is also located less than 10 kilometres south of the main camp.

The Coulon property is host to seven mineralized lenses (five of which are closely spaced) of Cu-Zn-Ag mineralization grading up to 12.5% Zn, 0.5% Cu, 74 g/t Ag over 15.7m (Lens 44), 2% Zn, 4.4% Cu, 73 g/t Ag over 10.15m (Lens 9-25), 7% Zn, 1.9% Cu, 30 g/t Ag over 3.8m (Lens 43), 11.5% Zn, 1.2% Cu, 99 g/t Ag over 9.5m (Lens 08), 10.8% Zn, 1% Cu, 169 g/t Ag over 18m (Lens 16-17), 4.2% Zn, 2.7% Cu, 31 g/t Ag over 2.3m (Lens 201), and 14% Zn, 1% Cu, 113 g/t Ag over 3.25m (Lens Spirit). Historical expenditures on the property total over $33 million.

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P&E Mining Consultants inc. of Brampton, Ontario (“P&E”), independent resource estimate consultants for the Company, has authorized the release of the following estimates. P&E has estimated anIndicated resource of 3,675,000 tonnes at an average grade of 3.61% Zn, 1.27% Cu, 0.40% Pb, 37.2 g/t Ag and 0.25 g/t Au and an Inferred resource of 10,058,000 tonnes at an average grade of 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag and 0.18 g/t Au. The table below summarizes the Coulon resource estimate:

2009 P&E Resource Estimate on Coulon

LENS	Tonnes	Au g/t	Ag g/t	Cu %	Zn %	Pb %
INDICATED RESOURCE
44	3,450,000	0.26	35.1	1.30	3.49	0.39
16-17	225,000	0.13	68.8	0.85	5.37	0.62
TOTAL	3,675,000	0.25	37.2	1.27	3.61	0.40
INFERRED RESOURCE
08	5,383,000	0.21	37.0	1.15	3.65	0.26
9-25	3,266,000	0.15	33.7	1.69	4.18	0.07
44	314,000	0.21	29.1	1.37	3.30	0.25
16-17	103,000	0.09	53.2	0.45	5.56	0.64
43	555,000	0.14	18.5	1.56	2.80	0.14
Spirit	330,000	0.01	32.2	0.78	7.94	0.08
201	107,000	0.19	19.2	1.02	3.52	0.04
TOTAL	10,058,000	0.18	34.5	1.33	3.92	0.19

* The mineral resources are estimated with a base case NSR cut-off of CA$75/tonne based on metal prices assumptions of US$ 3.12/lb. Cu, US$ 1.25/lb. Zn, US$ 0.90/lb. Pb, US$ 13.50/oz Ag, US$ 744/oz Au and an exchange rate of 1.096 $US/$CA (Feb 28/09 36 month Trailing Average Metal Prices and US$ Exchange).

A 43-101-compliant technical report detailing the Coulon resource estimate was completed by P&E and filed on SEDAR on May 29, 2009. The Company is pleased that its exploration work at Coulon over the last four years has defined a substantial mineral resource with an excellent potential for further expansion. Five of the seven mineralized lenses discovered so far still remain open at depth (lenses 08, 43, 16-17, 201 and Spirit) and several geophysical EM conductors remain untested in the fertile volcanic sequence.

Lac Gayot Property

The Company and partner Breakwater were also active on the Lac Gayot property in the recent period. They have completed a re-logging of drill cores from previous drill campaigns. The main objective of this process was to better define the geological context of the mineralized zones already known in order to develop new drill targets. During the recent period, Breakwater spent $212,000 on the project.

New Partnerships

The Company announced, during the recent period, several partnership agreements. It has entered into agreement with MacDonald Mines Exploration Ltd. (“MacDonald Mines”) on the Assinica property, located in the James Bay region of Quebec. The property consists of one block of 79 claims totalling 4,072.9 hectares. As per the agreement, MacDonald Mines has the option to acquire a 50% participating interest in the Assinica property, in consideration of $2.5 million in exploration work to be carried out over the next four years, and cash payments totalling $130,000. The Company will be the operator.

The Assinica property is located in the central segment of the Frotet-Evans Achaean volcano-sedimentary belt. It straddles a major lithological contact between the basalts of the Assinica Group and the sediments of the Broadback Group. The property covers many arsenic anomalies in lake-bottom sediments as well as a kilometric cluster of gold anomalies in till (up to 67 gold grains, including 50 delicate gold grains). Several IP anomalies remain unexplained within this favourable auriferous context. These anomalies will be tested this summer by prospecting and mechanical stripping.

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The Company has also announced the execution of two agreements with Odyssey Resources Limited (“Odyssey”) on the FCI and Auclair properties, located in the James Bay region of Quebec. The FCI property consists of one block of 412 claims totalling 21,105 hectares. As per the agreement, Odyssey has the option to acquire a 50% participating interest in the FCI property in consideration of $4 million in exploration work, to be carried out over the next six years, and cash payments totalling $130,000 to be paid by the 3 rd anniversary of the agreement. Under the agreement, the Company will be the operator and will be conducting the exploration work under programs and budgets approved by both parties.

The FCI project covers 35 kilometres of favourable geology within the Guyer greenstone belt. To date, several gold showings have been discovered across the entire length of the property, associated with a major lithological contact between volcanic rocks and sediments. Based on field work undertaken by the Company between 1998 and 2007, these showings yielded values of up to 108.9 g/t Au in grab samples and up to 14.3 g/t Au over 2m in channel sampling. Limited diamond drilling of the Golden Gap showing has returned one interesting intersection grading 10.48 g/t Au over 7m and several other strongly anomalous intersections varying from 1.77 g/t Au over 3m to 0.93 g/t Au over 7.85m. A significant gold-in-till anomaly (up to 123 gold grains) remains unexplained along this fertile volcano-sedimentary contact. Moreover, polymetallic showings associated with QFP intrusions and sericite schists were also discovered at both ends of the property. The Félicie showing yielded values of up to 5.54 g/t Au, 100 g/t Ag, 1.86% Cu, 1.56% Pb, 4.94% Zn in grab samples, in the western portion of the property. The Sericite showing returned values of up to 150 g/t Ag, 0.3 g/t Au, 1.89% Cu, 1.45% Zn in grab samples, in the eastern portion of the property. Complete results have been previously disclosed in a technical report filed on SEDAR by the Company. These targets will be tested this summer by a major program that will consist of prospecting, mapping and sampling.

The Auclair property consists of 318 claims totalling 16,783 hectares. As per the agreement, Odyssey has the option to acquire a 50% participating interest in the property in consideration of $5 million in exploration work, to be carried out over the next six years, and cash payments totalling $150,000 to be paid by the 3 rd anniversary of the agreement.

The Auclair project covers a 20-kilometre-long, folded BIF (banded iron formation) at the eastern tip of the Eastmain greenstone belt, in a geological setting similar to the one hosting the large Musselwhite gold mine in northern Ontario. Several gold showings were discovered so far on the property in the BIF and in the enclosing sediments (wackes). These showings returned values of up to 0.79 g/t Au over 24m in channel samples. Diamond drilling yielded one intersection grading 5.4 g/t Au over 7m on the Arianne showing, in the eastern part of the property, and another one grading 5.2 g/t Au over 4m on the Golden Butterfly showing, in the west portion of the property (see press releases of June 11, 1997, June 26, 1997 and October 9, 2002).

A systematic till sampling program covering the entire property has defined two significant gold dispersion trains with probable sources in overburden covered areas. A work program consisting of prospecting and detailed mapping is scheduled for the summer of 2009 and should be followed by a major diamond drill program to begin in late fall of 2009.

The Company has also announced the execution of an agreement pursuant to which Agnico Eagle Mines Limited (“Agnico Eagle”) acquired a 100% participating interest in the Dieppe property, which consists of 52 mining claims, located in the Abitibi region of Quebec, for a consideration that consists of the issuance to the Company of $1 million in shares of Agnico Eagle. This agreement also includes an additional issuance of $1 million in shares of Agnico Eagle, in case of confirmed indicated resource of 1 million ounces of gold on the property. The Dieppe property lies within the Casa Berardi fault, which is the host to the Casa Berardi gold deposit.

On May 28, 2007, the Company announced that Matamec Exploration Inc. (“Matamec”) acquired a 100% interest in the Uranium Nord property in consideration of cash payments and the issuance of 200,000 shares of a subsidiary to be created by Matamec. As this subsidiary has never emerged, Matamec and the Company have agreed to jointly sell the property to Rukwa Uranium Inc. (“Rukwa”), a private company, in consideration of the issuance of 1,751,236 shares of Rukwa, 875,618 of which have been issued to the Company for a value of approximately $20,000. The agreement is also subject to two royalties (NSR), in favour of the Company and Matamec, where 1% is payable to the Company and half is redeemable for $500,000.

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The Company also announced that it has entered into new agreement with the Nunavik Mineral Exploration Fund (“NMEF”). As per the agreement, the Company and NMEF will jointly explore, in equal partnership, two unexplored volcanic belts located in Quebec Great North. NMEF will be the operator until December 31, 2009. Afterwards, the Company will be in charge of the operations.

2010 Outlook

The Company is about to begin, alone or with partners, several exploration programs on its numerous projects in Quebec, thus marking the beginning of another very active year of its history. The Company is planning expenditures of over $8.5 million in exploration work on some of its projects during the current year. The Company’s participation will be about $3.8 million (44% of the total budget) after deduction of recoverable tax credits and partners’ contributions.

The Poste Lemoyne Extension, Anatacau-Wabamisk, La Grande Sud and Noella-Nichicun projects will be the object of work programs totalling about $4 million. Diamond drilling is scheduled this fall on the Poste Lemoyne, Anatacau-Wabamisk and La Grande Sud projects. Additional drilling programs on other projects will depend on results of this summer’s work programs.

The Company and partners will also spend about $2.5 million on several other projects including Corvet Est (Goldcorp Inc.), Gayot and Trieste (Breakwater), FCI and Auclair (Odyssey), Assinica (MacDonald Mines), Génération Grenville (SOQUEM ) and 24L Belts (NMEF). At this stage, diamond drilling is also planned on the Auclair and Génération Grenville projects.

A budget of about $1 million, will also be spent alone by the Company to prospect and test new targets spread over the James Bay territory.

Selected Financial Information

	Three-Month Periods Ended

	May 31 2009 $	May 31 2008 $
General and administrative expenses	1,864,000	797,000
Other income	2,737,000	1,159,000
Net earnings	930,000	191,000
Basic and diluted net earnings per share	0.032	0.007

Results of Operations

Comparison between the Three-Month Periods Ended May 31, 2009 and 2008

For the three-month period ended May 31, 2009, the Company posted net earnings of $930,000 compared to $191,000 for the preceding comparative period. This variation results mainly from a gain on sale of a mining property that occurred during the current period.

General and Administrative Expenses

For the three-month period ended May 31, 2009 general and administrative expenses totalled $1,864,000 compared to $797,000 for the preceding comparative period, an increase of $1,067,000 that results mainly from the write-off of mining properties.

In the current period, wages totalled $204,000, an increase of $29,000 with the preceding comparative period. This increase results mainly from the addition of administrative personnel that used to provide services to the Company.

For the three-month periods ended May 31, 2009 and 2008, management fees and maintenance fees totalled $51,000 and $128,000, respectively. This decrease results mainly from costs related to adjustments to comply with new standards and rules for the preceding comparative period.

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For the three-month period ended May 31, 2009, rent, office expenses and other totalled $154,000, a decrease of $73,000 with the preceding comparative period. The decrease results mainly from the addition of administrative personnel that used to provide services to the Company and a cutback in publicity, sponsorships and training of personnel.

For the three-month period ended May 31, 2009, there was no stock-based compensation compared to $41,000 for the three-month period ended May 31, 2008.

In the current period, general exploration costs increased by $23,000 to come to $94,000. For the preceding comparative period, the Company reduced exploration to concentrate work on its current major projects.

One of the Company’s policies is to abandon properties or part of properties that no longer have significant potential of deposit discovery. In the current period, the Company proceeded with the write-off of several mining properties for a total of $1,398,000 compared to $179,000 for the preceding comparative period. The variation results mainly from the write-off of a portion of the Coulon property, which was considered by the management as having no high potential for discovery, and partial write-offs of the Laguiche and Corvet Est properties.

Other Income and Expenses

For the three-month period ended May 31, 2009, other income totalled $2,737,000 compared to $1,159,000 for the preceding comparative period.

During the three-month period ended May 31, 2009, dividends and interest decreased by $199,000. The decrease is related mainly to interest rate reductions on the Company’s bonds.

Fess invoiced to partners totalled $33,000 for the current period, a decrease of $334,000 compared to the preceding comparative period. The decrease is related mainly to important work carried out with Breakwater, in the first quarter of 2009, on the Coulon project.

During the three-month period ended May 31, 2009, the Company posted net earnings of $862,000 resulting from the sale to Agnico Eagle of the Dieppe property.

During the three-month period ended May 31, 2009, the Company recognized a loss of $115,000 on sale of available-for-sale investments compared to a gain of $306,000 for the same period in 2008.

The Company accounted a $1,183,000 gain on investments held for trading after recognizing a derivative financial instrument in the financial statements of May 31, 2009. This option results from the signing on March 16, 2009 of a credit agreement with its financial institution.

For the three-month period ended May 31, 2009, a gain on investments designated as held for trading of $464,000 was accounted for compared to a loss of $43,000 for the same period in 2008. The variation results mainly from a gain following a principal repayment on MAV 3 notes.

Other Information

	Balance Sheets as at
	May 31,	February 28,
	2009	2009
	$	$
Working capital	40,814,000	38,466,000
Long-term investments	1,261,000	1,212,000
Derivative financial instrument	1,183,000	–
Mining properties	25,906,000	27,074,000
Total assets	70,490,000	68,087,000
Shareholders’ equity	69,061,000	66,875,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

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Investments in Third-Party Asset-Backed Commercial Paper

In August 2007, the Canadian third-party Asset-Backed Commercial Paper ("ABCP") market was hit by a liquidity disruption. Since then, the securities held by the Company have not been traded in an active market.

On August 16, 2007, a group of financial institutions and other parties agreed, pursuant to the Montreal Accord to a standstill period in respect of ABCP sold by 23 conduit issuers. A Pan-Canadian Investors Committee (the "Committee") was subsequently established to oversee the orderly restructuring of these instruments during this standstill period.

On January 21, 2009, the Pan-Canadian Committee of ABCP investors announced that the third-party ABCP restructuring plan had been implemented. Pursuant to the terms of the plan, holders of ABCP had their short-term commercial paper exchanged for longer-term notes whose maturities match those of the assets previously contained in the underlying conduits. As at this date, the Company held a portfolio of $3,800,000 principal amount in non-bank sponsored ABCP.

Also on January 21, 2009, the ABCP held by the Company at that date was exchanged for new securities. The new notes had a par value of $3,768,000, but during the three-month period ended May 31, 2009, the Company received $270,000 in principal repayments on MAV 3 notes and accounted a gain of $183,000 (nil for the three-month period ended May 31, 2008) which is presented under caption Gain (loss) on investments designated as held for trading.

As at May 31, 2009, the notes had a par value of $3,498,000 and were detailed as follows:

MAV 2
Class A-1 Synthetic Notes	$792,000
Class A-2 Synthetic Notes	499,000
Class B Synthetic Notes	91,000
Class C Synthetic Notes	43,000
Tracking Notes – Traditional Assets (AT)	64,000
$1,489,000
MAV 3
Tracking Notes – Traditional Assets (AT)	$190,000
Tracking Notes – Ineligible Assets (IA)	1,819,000
$2,009,000

The Company also received, during the three-month period ended May 31, 2009, its share of accrued interest on ABCP. An amount of $58,000 (nil for the three-month period ended May 31, 2008) was accounted in reduction of the unrealized loss in ABCP, presented under caption Gain on investments held for trading.

Since there is no active market for these notes, the Company’s management has estimated the fair value of these assets by discounting future cash flows determined using a valuation model that incorporates management’s best estimates based as much as possible on observable market data, such as the credit risk attributable to underlying assets, relevant market interest rates, amounts to be received and maturity dates. The Company assigned an average discount rate of 15.2% with an estimated average term of 7.2 years and used an average coupon rate of 2.58%.

As at May 31, 2009, the notes fair value was estimated to $1,261,000. As a result of this valuation, the Company recognized an unrealized gain in the notes of $136,000 (unrealized gain of $108,000 for the three-month period ended May 31, 2008, which is presented under caption Gain on investments held for trading), which is presented under caption Gain (loss) on investments designated as held for trading.

A variation in the estimated discount rate of ± 1% would have impacted the estimated fair value of the Company’s investment in the notes by approximately $76,000.

In the absence of an active market, the fair value of the new notes is determined using a weighting approach and the foregoing assumptions and is based on the company’s assessment of market conditions as at May 31, 2009. The reported fair value may change materially in subsequent periods. The Company believes that these differences will not have a material impact on the Company’s financial condition.

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Liquidity and Financing Activities

As at May 31, 2009, cash and cash equivalents amounted to $5,411,000 compared to $7,633,000 as at February 28, 2009. From the management’s point of view, the working capital as at May 31, 2009, will cover current expenditures and exploration fees for the next following years. However, it is not excluded that the Company may, from time to time, when market and financing conditions are favourable, go ahead with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the three-month period ended May 31, 2008, cash flows from operating activities totalled $411,000 compared to $1,725,000 cash flows used in operating activities for the same period of the previous year. This variation results mainly from a change in accounts payable and charges related to advance payments from partners.

Financing Activities

For the three-month period ended May 31, 2008, cash flows from financing activities amounted to $106,000. They were related to the issuance of 26,000 shares upon exercise of stock options.

Investing Activities

For the three-month period ended May 31, 2009, the Company used $2,634,000 in cash flows from investing activities compared to $1,673,000 that it had generated for the same period of the previous year.

The Company’s investing activities consist mainly of the addition to mining properties and the capitalization of exploration work as well as the buying and selling of short-term investments.

For the current period, the addition to mining properties and the capitalization of work exploration required disbursements of $754,000 compared to $3,130,000 for the preceding comparative period. These decreases in funds used result mainly from more important exploration expenditures on the Coulon project in the corresponding period of the preceding year.

For the three-month period ended May 31, 2009, the acquisition of short-term investments reduced liquidities by $2,108,000 compared to a disposal of $3,833,000 for the preceding comparative period. This variation comes from a transfer from cash and cash equivalents to short-term investments that occurred during the period.

During the three-month period ended May 31, 2009, the Company received $270,000 following a principal repayment on MAV 3 notes.

Quarterly Information

The information presented thereafter details the total general and administrative expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share of the last eight quarters.

Period Ended	General and Administrative Expenses	Other Income (Expenses)	Net Earnings (Net Loss)	Net Earnings (Net Loss) per Share
				Basic	Diluted
	$	$	$
05-31-2009	1,864,000	2,737,000	930,000	0.032	0.032
02-28-2009	1,465,000	(1,000)	(330,000)	(0.011)	(0.011)
11-30-2008	1,939,000	(14,000)	(2,178,000)	(0.079)	(0.079)
08-31-2008	1,154,000	(147,000)	(1,291,000)	(0.047)	(0.047)
05-31-2008	797,000	1,159,000	191,000	0.007	0.007
02-29-2008	1,701,000	277,000	(1,971,000)	(0.074)	(0.074)
11-30-2007	670,000	588,000	733,000	0.028	0.027
08-31-2007	991,000	3,203,000	2,031,000	0.077	0.076

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Analysis of Quarterly Results

As the Company’s business is in the mining exploration field, it receives no income from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gain on sale of investments or mining properties may vary quite much from one quarter unrelated to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

Contractual Obligations

There was no material change in the Company’s contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the three-month periods ended May 31, 2009 and 2008, rent and office expenses and other amounted to $53,337 and $69,535, respectively. These amounts were paid to companies owned by directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

Mining Properties Accounting Values

At the end of each quarter, exploration work done on mining properties is reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Summary of Significant Accounting Policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the Company’s annual financial statements as at February 28, 2009. The accounting policies used for the three-month period ended May 31, 2009, are in accordance with those used in the Company’s audited annual financial statements.

Impact of New Accounting Standards Not Yet Adopted

International Financial Reporting Standards ("IFRS")

In 2007, the Canadian Institute of Chartered Accountants (¨CICA¨) issued an update on the IFRS Implementation Plan in the Canadian GAAP of the AcSB. This plan provides a brief survey of crucial decisions to be made by the CICA in order to harmonize disclosures with the IFRS when implementing the strategic plan. Although the IFRS are based on a conceptual framework similar to that of the Canadian GAAP, important divergences as regards accounting standards shall be resolved. The CICA confirmed that the transition from the Canadian GAAP to the IFRS will be in effect on January 1, 2011, for publicly accountable companies.

An analysis of the differences between the IFRS and the Company’s accounting standards was completed during the period. The analysis is done considering the potential impacts on, among others, the accounting standards and financing reporting. The Company is to evaluate the impacts these new standards could have on its financial statements.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares, without par value. As at July 10, 2009, 29,201,776 shares were outstanding.

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The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at July 10, 2009, 1,827,250 stock options were outstanding. Their expiry date varies from April 6, 2011 to July 10, 2019.

Also as at July 10, 2009, 25,000 warrants were outstanding and their expiry date is December 5, 2009.

Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended May 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As at February 28, 2009, a material weakness was identified after a review by the US Securities and Exchange Commission of the Company’s financial statements of fiscal year 2008. The Company did not maintain effective controls over the application of US GAAP. Particularly, the company has failed to correctly apply rule EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets Related Issues with respect to the acquisition of mineral properties and mineral rights.

The Company will fix this material weakness during the current fiscal year.

Risk Factors and Uncertainties

There have been no significant changes in the risk factors and uncertainties facing the Company, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2009.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at July 10, 2009. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

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